EXHIBIT 99.1

Stantec recognized by Corporate Knights as one of the world’s top 10 most sustainable companies – eighth overall, first among industry peers

EDMONTON, Alberta and NEW YORK, Jan. 22, 2025 (GLOBE NEWSWIRE) -- Stantec, a global leader in sustainable design and engineering, was once again recognized in the top 10 of Corporate Knights’ 2025 100 Most Sustainable Corporations in the World—eighth overall and first amongst industry peers. Announced today at the World Economic Forum in Davos, Switzerland, the ranking is based on a rigorous assessment of more than 6,000 publicly traded companies with over US$1 billion in revenue.

“Our environmental, social, and governance principles support our global clients’ diverse needs as they advance their sustainability goals,” said Gord Johnston, Stantec’s president and chief executive officer. “We are proud to celebrate this recognition from Corporate Knights, highlighting the depth to which sustainability is embedded in our culture and strategy.”

This recognition is the most recent in a series of company milestones related to sustainability. In October 2024, Newsweek named Stantec to its list of Canada’s Most Responsible Companies for 2025, and in June, Stantec was named to TIME’s list of the World’s Most Sustainable Companies for 2024.

In 2024, the Company released its 17th annual Sustainability Report, announcing that $3.9 billion (61 percent) of its 2023 gross revenue was generated from work supporting core United Nations Sustainable Development Goals. Stantec also announced its commitment to the MEP 2040 Challenge, an effort to fundamentally reduce total carbon emissions associated with mechanical, electrical, and plumbing building systems by 2040.

Learn more about sustainability at Stantec.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Trevor Eckart Stantec Media Relations Ph: (215) 665-7187 trevor.eckart@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com